台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



BY Registered air-mail

Exemption No. 82-4402

5 December 2006



The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Interim Results 2006/2007
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated interim results for the period ended 30 September 2006 published in the *China Daily* (in the English version), and the *Hong Kong Economic Times* (in the Chinese version).

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited

Mary LEUNG
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

11/F., BLOCK G, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG.
香港九龍觀塘成業街16號東新工業中心G座11字樓
WEB SITE : http://www.daiwahk.com
TEL: (852) 2341 3351
FAX: (852) 2797 8275
E-mail: daiwa@daiwahk.com

DAIWA

台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



COPY

BY Registered air-mail

Exemption No. 82-4402

5 December 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Interim Results 2006/2007
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated interim results for the period ended 30 September 2006 published in the *China Daily* (in the English version), and the *Hong Kong Economic Times* (in the Chinese version).

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited



Mary LEUNG
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

11/F, BLOCK C, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP STREET, KWUN TONG, KOWLOON, HONG KONG TEL: (852) 2341 3351
FAX: (852) 2797 8275
WEB SITE: http://www.daiwahk.com E-mail: daiwa@daiwahk.com

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

INTERIM RESULT

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2006. The unaudited interim accounts have been reviewed by the Company's Audit Committee.

RESULTS AND DIVIDEND

For the six month ended 30 September 2006, the Group recorded a consolidated net profit after taxation and minority interests of HK$11.4 million (30 September 2005: HK$10.4 million), representing a increase of 9.4% from the corresponding period of last year. Basic earnings per share was HK4.21 cents (2005: HK 3.85 cents).

Turnover of the Group increased by 16.4% to HK$891.4 million (30 September 2005: HK$765.6 million) when compares with the interim result of last year.

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE

The Board of Directors has recommended an interim dividend of HK1.0 cent per ordinary share, to be paid in cash with the alternative to the shareholders to elect to receive all of their entitlement in form of warrants on the basis of one warrant for every seven shares held (the "Warrant Alternative") by shareholders whose names appear on the Register of Members of the Company on Friday, 22 December 2006.

The Warrant Alternative is conditional upon, amongst other things, the approval of the Listing Committee of the Stock Exchange of Hong Kong Limited granting listings of and permission to deal in the new shares that fall to be issued on the exercise of the subscription rights thereunder.

An announcement in respect of the Warrant Alternative will be published shortly and a circular setting out further details of the Warrant Alternative, amongst other things, will be sent to the shareholders of the Company as soon as possible.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 20 December, 2006 to Friday, 22 December 2006, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend with Warrant Alternative, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 19 December 2006.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's net current assets amounted to HK$205.4 million and the shareholders' funds were HK$366.9 million at 30 September 2006 . The total amount of loans and finance lease was at HK$182.3 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.49. The gearing rise due to the drawn down of long term borrowings to finance the development of Heyuan factory site. The cash and bank balances were HK$81.6 million.

At 30 September 2006, total available banking facilities of the Group were approximately HK$240.8 million, of which HK$56.6 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$2.6 million.

The Group's assets were mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables and short term loans are repayable within one year. Long term borrowings are repayable between two to five years. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars, Canadian dollars or Renminbi. The Group had entered into foreign currency contracts with banks to hedge certain future foreign currency trade liabilities. The Group's borrowings were bearing interest at floating rates.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in three major businesses, namely:

— EMS (Contract Electronic Manufacturing Services) and Consumer Electronics;
— Electronic Components — Distribution and Manufacturing; and
— Personal Computer and Digital Products — Distribution and Manufacturing.

EMS (CONTRACT ELECTRONIC MANUFACTURING SERVICE) AND CONSUMER ELECTRONICS

Summary turnover of this segment was HK$387.7 million in the reporting period, representing an increase of 35% when compared with the same period of last year (2005: HK$287.8 million).

EMS (Contract Electronic Manufacturing Service)

The EMS business recorded a turnover of HK$215.4 million (30 September 2005: HK$167.6 million), representing an increase of 29%. This sector recorded a satisfactory growth on both turnover and gross profit after the change of business model. The Group continuously improved the manufacturing process including enhancement of equipment, human resources and supply chain management to streamline the operation.

Consumer Electronics

The turnover of Consumer Electronics manufacturing in the reported period grew by 43% to HK$172.2 million (2005: HK$120.2 million) comparing with last reported period. The profit margin of this sector also increased. By the increase of new production floors in Heyuan site, pressure from the tight production capacity and labor supply in Dongguan was partly relieved and the Group can accommodate higher capacity demand from customers. The newly operate plastic injection department enhanced the Group's ability to have more control of the cost and on time supply of plastic parts. In this fade-in and fade-out factory moving period, both Dongguan and Heyuan production sites were in parallel operation, administrative resources were more heavily involved.

ELECTRONIC COMPONENTS — Manufacturing and Distribution

For the half year ended 30 September 2006, turnover of this business segment was HK$336.6 million in the reporting period, representing an increase of 9.6% when compared with the same period of last year (2005: HK$307 million).

Electronic Component Distribution

Turnover of electronic components distribution in the period growth by 18% to HK$267.2 million (30 September 2005: HK$227.1 million). Profit margin was also slightly higher than the last corresponding period.

Both HK and PRC sales teams had achieved positive results. Although the overall market environment was still severe, the Group successfully maintained the customers and gained new orders by providing total solution and design-in package with the support of principal suppliers. Contribution from Shenzhen and Shanghai sales team became more significant. The recently gained distributorships started to have positive performance.

Electronic Component Manufacturing

The Group has years of experience in manufacturing of Diodes (DO35, DO34, mini-MELF, Zener diode and DO41 packages), Transistors (SOT23 and TO92 packages), Electronic Wires and Harnesses and have gained international quality system accreditations for many years.

The production capacity for the manufacturing of electronic components was steady during the period. Price of raw materials still unsteady. Turnover of this sector had decreased by 13% when compare with last corresponding period.

Personal Computer and Digital Products — Distribution and Manufacturing

Turnover of personal computer and digital products business was slightly decreased to HK$167.1 million (30 September 2005: HK$170.8 million) but the profit margin and profit contribution were increased. The Group has devoted heavily into the R&D of MP3, MP4, Picture Frame and Portable DVD products. On the other hand, the Canada operation is now starting to gear into the distribution of the Group's manufactured digital products and sell direct to the local market.

FUTURE PROSPECT

The management expects that the electronic component distribution business will growth steadily with the expansion of product lines and contribution from new principal suppliers.

In Heyuan new factory site, the OEM, Wire & Harnesses, Plastic Injection and Tooling Workshop have moved in for partial production. The construction of two multi-floor factory buildings and four multi-floor domicile buildings are going to be finished by the end of this fiscal year. By the first quarter of 2007, production capacity of the Group will be greatly increased. At the same time, the Zhaoqing and Yunfu Factory site will also be consolidated to this facility in the coming future to facilitate an audio total solution mass production inside one single factory site. The new domicile buildings will available for an addition of the accommodation of 3,000 workers.

In mid 2007, after the OEM & ODM are moved to Heyuan, the Dongguan factory sit can leave more space for the further development of the more technical and quality orientated EMS business. The Group can then cater

CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

	30 September 2006 Unaudited *HK$'000*	31 March 2006 Audited *HK$'000*
Non-current liabilities		
Borrowings	44,667	6,196
Deferred income tax liabilities	4,528	4,559
Other long-term liabilities	5,680	5,692
	54,875	16,447
Net Assets	369,405	359,417
Equity		
Capital and reserves attributable to equity holders of the Company		
Share capital	27,111	27,218
Reserves	339,807	330,953
	366,918	358,171
Minority interests	2,487	1,246
Total equity	369,405	359,417

Notes:

1. **Basis of preparation and accounting policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This interim financial report should be read in conjunction with the annual financial statements for the year ended 31 March 2006.

The accounting policies and methods of computation used in the preparation of this interim financial report are consistent with those used in the annual financial statements for the year ended 31 March 2006, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRS") and HKAS (collectively referred to as the "New HKFRSs"), which have become effective for accounting periods beginning on or after 1 January 2006. The applicable New HKFRSs adopted in this interim financial report are set out below.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

The adoption of the above HKAS did not result in substantial changes to the Group's balance sheet and profit and loss account.

2. **Revenues and segment information**

The Group is principally engaged in the design, development, manufacture and distribution of electronic components and the provision of manufacturing services for electronic products, and the manufacturing and distribution of personal computers and digital products.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) *Primary reporting format — business segments:*

	Manufacturing and distribution of electronic components Six months ended 30 September		Contract electronic manufacturing service and consumer electronics Six months ended 30 September		Manufacturing and distribution of personal computers and digital products Six months ended 30 September		Eliminations Six months ended 30 September		Group Six months ended 30 September	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Turnover										
External sales	336,560	307,051	387,712	287,785	167,095	170,003				
Inter-segment sales	1,829	5,810	—	162	—	—	(1,829)	(5,977)		
	338,389	312,861	387,712	287,952	167,095	170,003	(1,829)	(5,977)	891,367	765,639
Segments results	6,566	4,913	7,965	5,823	2,061	1,639			16,592	12,375
Finance costs									(3,297)	(1,432)
Income tax expenses									(2,273)	(495)
Profit for the year									11,022	10,448

(b) *Secondary reporting format — geographical segments:*

	Turnover Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*
Hong Kong and Mainland China	322,668	298,955
North America	338,279	279,482
Europe	138,026	98,192
Japan	78,502	80,153
Other Asian countries	13,892	8,857
	891,367	765,639

3. **Income tax**

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 33% (2005: 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 36% (2005: 36%).

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*
Current taxation:		
— Hong Kong profits tax	868	408
— Mainland China enterprise income tax	832	589
— Overseas income tax	418	(137)
	2,118	860
Deferred tax — relating to the origination and reversal of temporary differences	155	(365)
	2,273	495

4. **Dividends**

	Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*

— Personal Computer and Digital Products — Distribution and Manufacturing.

EMS (CONTRACT ELECTRONIC MANUFACTURING SERVICE) AND CONSUMER ELECTRONICS

Summary turnover of this segment was HK$387.7 million in the reporting period, representing an increase of 35% when compared with the same period of last year (2005: HK$287.8 million).

EMS (Contract Electronic Manufacturing Service)

The EMS business recorded a turnover of HK$215.4 million (30 September 2005: HK$167.6 million), representing an increase of 29%. This sector recorded a satisfactory growth on both turnover and gross profit after the change of business model. The Group continuously improved the manufacturing process including enhancement of equipment, human resources and supply chain management to streamline the operation.

Consumer Electronics

The turnover of Consumer Electronics manufacturing in the reported period grew by 43% to HK$172.2 million (2005: HK$120.2 million) comparing with last reported period. The profit margin of this sector also increased. By the increase of new production floors in Heyuan site, pressure from the tight production capacity and labor supply in Dongguan was partly relieved and the Group can accommodate higher capacity demand from customers. The newly operate plastic injection department enhanced the Group's ability to have more control of the cost and on time supply of plastic parts. In this fade-in and fade-out factory moving period, both Dongguan and Heyuan production sites were in parallel operation, administrative resources were more heavily involved.

ELECTRONIC COMPONENTS — Manufacturing and Distribution

For the half year ended 30 September 2006, turnover of this business segment was HK$336.6 million in the reporting period, representing an increase of 9.6% when compared with the same period of last year (2005: HK$307 million).

Electronic Component Distribution

Turnover of electronic components distribution in the period growth by 18% to HK$267.2 million (30 September 2005: HK$227.1 million). Profit margin was also slightly higher than the last corresponding period.

Both HK and PRC sales teams had achieved positive results. Although the overall market environment was still severe, the Group successfully maintained the customers and gained new orders by providing total solution and design-in package with the support of principal suppliers. Contribution from Shenzhen and Shanghai sales team became more significant. The recently gained distributorships started to have positive performance.

Electronic Component Manufacturing

The Group has years of experience in manufacturing of Diodes (DO35, DO34, mini-MELF, Zener diode and DO41 packages), Transistors (SOT23 and TO92 packages), Electronic Wires and Harnesses and have gained international quality system accreditations for many years.

The production capacity for the manufacturing of electronic components was steady during the period. Price of raw materials still unsteady. Turnover of this sector had decreased by 13% when compare with last corresponding period.

Personal Computer and Digital Products — Distribution and Manufacturing

Turnover of personal computer and digital products business was slightly decreased to HK$167.1 million (30 September 2005: HK$170.8 million) but the profit margin and profit contribution were increased. The Group has devoted heavily into the R&D of MP3, MP4, Picture Frame and Portable DVD products. On the other hand, the Canada operation is now starting to gear into the distribution of the Group's manufactured digital products and sell direct to the local market.

FUTURE PROSPECT

The management expects that the electronic component distribution business will growth steadily with the expansion of product lines and contribution from new principal suppliers.

In Heyuan new factory site, the OEM, Wire & Harnesses, Plastic Injection and Tooling Workshop have moved in for partial production. The construction of two multi-floor factory buildings and four multi-floor domicile buildings are going to be finished by the end of this fiscal year. By the first quarter of 2007, production capacity of the Group will be greatly increased. At the same time, the Zhaoqing and Yunfu Factory site will also be consolidated to this facility in the coming future to facilitate an audio total solution mass production inside one single factory site. The new domicile buildings will available for an addition of the accommodation of 3,000 workers.

In mid 2007, after the OEM & ODM are moved to Heyuan, the Dongguan factory sit can leave more space for the further development of the more technical and quality orientated EMS business. The Group can then cater for the rapid increase demand of EMS customers that can bring in much higher profit contribution to the Group.

EMPLOYEES

At 30 September 2006, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based and 100 were employed in Canada. Others were mostly PRC employees located in different factory sites. Sales personnel are remunerated by salaries and incentives scheme. General staff are offered year-end discretionary bonus. The Group also provides ORSO Scheme or Mandatory Provident Fund Scheme and medical benefits to all Hong Kong employees.

Pursuant to the terms and conditions of share option scheme adopted by the Company on 18 August 2005, the Group may grant share options to Directors and eligible employees. Up to 30 September 2006, no share options had been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2006

	Note	Unaudited Six months ended 30 September 2006 HK$'000	2005 HK$'000
Turnover	2	891,367	765,639
Cost of sales		(798,238)	(686,737)
Gross profit		93,129	78,902
Other gains		1,852	428
Selling and distribution costs		(14,297)	(13,321)
General and administrative expenses		(64,092)	(53,634)
Operating profit		16,592	12,375
Finance costs		(3,297)	(1,432)
Profit before income tax		13,295	10,943
Income tax expense	3	(2,273)	(495)
Profit for the year		11,022	10,448
Attributable to:			
Equity holders of the Company		11,457	10,475
Minority interests		(435)	(27)
		11,022	10,448
Dividends	4	2,711	2,727
Earnings per share for profit attributable to equity holders of the Company			
— basic	5	HK 4.21 cents	HK 3.85 cents
— diluted	5	HK 4.21 cents	HK 3.82 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	30 September 2006 Unaudited HK$'000	31 March 2006 Audited HK$'000
Non-current assets		
Goodwill	25,503	24,811
Property, plant and equipment	165,841	145,662
Leasehold land and land use rights	25,760	26,093
Interest in a jointly controlled entity	1	1
Deferred income tax assets	902	1,088
Other assets	869	851
	218,876	198,506
Current assets		
Inventories	273,328	202,043
Trade receivables	253,904	188,277
Prepayments, deposits and other receivables	19,021	12,884
Derivative financial instruments	190	—
Cash and cash equivalents	81,597	83,540
	628,040	486,744
Current liabilities		
Borrowings	137,684	87,053
Trade payables	238,278	203,392
Accruals and other payables	45,655	18,480
Derivative financial instruments	1,019	461
	422,636	309,386
Net current assets	205,404	177,358
Total assets less current liabilities	424,280	375,864

	Manufacturing and distribution of electronic components Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*	Contract electronic manufacturing service and consumer electronics Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*	Manufacturing and distribution of personal computers and digital products Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*	Eliminations Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*	Group Six months ended 30 September 2006 *HK$'000*	2005 *HK$'000*
Turnover										
External sales	336,560	307,051	387,712	287,785	167,095	170,803				
Inter-segment sales	1,829	5,810	—	167	—	—	(1,829)	(5,977)		
	338,389	312,861	387,712	287,952	167,095	170,803	(1,829)	(5,977)	891,367	765,639
Segments results	6,566	4,913	7,965	5,823	2,061	1,639			16,592	12,375
Finance costs									(3,297)	(1,432)
Income tax expenses									(2,273)	(495)
Profit for the year									11,022	10,448

(b) Secondary reporting format — geographical segments:

	Turnover Six months ended 30 September 2006 HK$'000	2005 HK$'000
Hong Kong and Mainland China	322,668	298,955
North America	338,279	279,482
Europe	138,026	98,192
Japan	78,502	80,153
Other Asian countries	13,892	8,857
	891,367	765,639

3. **Income tax**

The Company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in or derived from Hong Kong. Companies established and operate in Mainland China are subject to Mainland China enterprise income tax at the rate of 33% (2005: 33%). Companies established and operate in Canada are subject to Canadian income tax at the rate of 36% (2005: 36%).

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
Current taxation:		
— Hong Kong profits tax	868	408
— Mainland China enterprise income tax	832	589
— Oversea income tax	418	(137)
	2,118	860
Deferred tax — relating to the origination and reversal of temporary differences	155	(365)
	2,273	495

4. **Dividends**

	Six months ended 30 September 2006 HK$'000	2005 HK$'000
2005/2006 Final dividend, paid, of HK$0.01 (2004/2005 final paid: HK$0.02) per ordinary share *(Note (i))*	2,719	5,454
2006/2007 Interim dividend of HK$0.01 (2005/2006: HK$0.01) per ordinary share, proposed on 4 December 2006 *(Note (ii))*	2,711	2,727
	5,430	8,181

Note (i): At a meeting held on 21 July 2006 the directors proposed a final dividend of HK$0.01 per ordinary share for the year ended 31 March 2006, which was paid on 15 September 2006 and has been reflected as an appropriation of retained earnings for the six months ended 30 September 2006.

Note (ii): At a meeting held on 4 December 2006 the directors proposed an interim dividend of HK$0.01 per ordinary share for the six months ended 30 September 2006 to be paid in cash with the alternative to the shareholders to elect to receive all of their dividend entitlement in form of warrants on the basis of one warrant for every seven shares held.

5. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$11,457,000 (2005: HK$10,475,000).

The basic earnings per share is based on the weighted average of 271,864,144 (2005: 271,977,835) ordinary shares in issue during the period. The diluted earnings per share is based on 271,864,144 (2005: 271,977,835) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of Nil (2005: 2,111,499) ordinary shares deemed to be issued at no consideration if all outstanding share warrants had been exercised.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the six months ended 30 September 2006, save for the following deviations:

Code Provision A.2.1

Under this code provision, the roles of the chairman and chief executive officer should be separated and should not be performed by the same individual.

Mr. Lau Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. Lau Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1

Under this code provision, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive directors of the Company is appointed for a specific term. However, relevant amendments to the Company's bye-laws were proposed and approved by the shareholders at the annual general meeting of the Company held on 1 September 2006, that all directors of the Company (whether appointed for specific terms or not) shall retire from office by rotation at least once every three years. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the six months ended 30 September 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim condensed accounts for the six months ended 30 September 2006 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2006, the Company purchased a total of 1,068,000 shares of HK$0.10 each of the Company in the range from HK$0.445 to HK$0.530 for a total consideration of HK$509,201 on The Stock Exchange of Hong Kong Limited, all of which shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2006.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

This announcement will be published on the website of the Stock Exchange. The Interim Report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
LAU TAK WAN
President

Hong Kong, 4 December 2006